1 GLOBAL BLUE REPORTS FY24/25 FINANCIAL RESULTS IN LINE WITH GUIDANCE  Full-year Group revenue rose 20% YoY, reaching €508 million and reflecting robust growth  Record-breaking Adjusted EBITDA(1) of €202m, delivering a 36% YoY increase, in line with the financial guidance communicated in September 2023 and reiterated in 2024  Adjusted EBITDA margin rose to 39.8%, up 4.6pts YoY, reflecting a 63% drop-through(2)  Shift4’s acquisition of Global Blue expected to close during the third quarter of calendar year 2025. Signy, Switzerland, June 4, 2025 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the fourth quarter and twelve-month period ended March 31, 2025. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong yearly performance with 20% revenue growth, in line with Sales-in-Store growth. Once again, we have significantly outperformed the luxury market thanks to our unique exposure to high net worth and affluent shoppers”. “This robust growth, combined with our high operating leverage, led to a 36% increase in Adjusted EBITDA and a 4.6pt increase in margin, resulting in Adjusted EBITDA rising to €202 million, marking the first time in 45 years that Global Blue has achieved this milestone”. “On February 18, 2025, we reached a strategic turning point in our journey with the announcement of Global Blue’s acquisition by Shift4. The transaction, valued at approximately $2.5 billion, is progressing as planned and is expected to close during the third quarter of calendar year 2025”.

2 EXECUTIVE SUMMARY Strong financial performance In Q4 FY24/25, the Group achieved 20% year-over-year revenue growth to €127 million, and 43% year-over-year Adjusted EBITDA growth to €49 million. For FY24/25, this resulted in a 20% year-over-year increase in revenue to €508 million and a 36% year-over-year increase in Adjusted EBITDA to €202 million, with an Adjusted EBITDA margin of 39.8% and drop-through of 63%. Furthermore, continued strong cash conversion significantly reduced the net leverage ratio(3) to 2.4x at the end of March 2025, from 3.4x at the end of March 2024, successfully achieving the Group’s long-term target of <2.5x early. Shift4 acquisition of Global Blue On February 16, 2025, Global Blue and Shift4 entered into a definitive agreement under which Shift4 will acquire 100% of Global Blue shares. Under the terms of the definitive agreement, Shift4 has agreed to acquire Global Blue for $7.50 per common share in cash, representing a 15% premium to Global Blue’s closing share price as of February 14, 2025, through a tender offer and a subsequent statutory merger. Shift4 has agreed to acquire Global Blue’s Series A Preferred shares at $10.00 per preferred share and Series B Preferred shares at $11.81 per preferred share. Upon completion of the transaction, Global Blue’s common and preferred stock will no longer be listed on any public stock exchange. Global Blue warrant holders will be able to exercise their warrants prior to their maturity in August 2025. The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously resolved that it will recommend to the Global Blue shareholders to accept the tender offer. The transaction is expected to close during the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis, for which over 90% of such shares have been tendered.

## FINANCIAL PERFORMANCE

### Q4 FY24/25 Financial Performance

| €M | Q4 FY22/23 | Q4 FY23/24 | Q4 FY24/25 | Q4 FY24/25 vs. Q4 FY23/24 |
|---|---|---|---|---|
| Revenue | | | | |
| Tax Free Shopping Solutions | 62.4 | 76.6 | 93.7 | |
| Payments | 17.7 | 21.7 | 24.4 | |
| Post-Purchase Solutions | 6.7 | 6.9 | 8.7 | |
| **Revenue** | **86.8** | **105.2** | **126.8** | ***20%*** |
| Variable costs | (22.0) | (26.9) | (29.1) | |
| **Contribution[(4)]** | **64.8** | **78.3** | **97.7** | ***25%*** |
| Fixed costs | (43.5) | (44.4) | (49.2) | |
| **Adjusted EBITDA** | **21.3** | **33.9** | **48.5** | ***43%*** |
| **Adjusted EBITDA Margin (%)** | ***24.5%*** | ***32.3%*** | ***38.2%*** | ***+5.9pts*** |
| Adjusted Depreciation & Amortization | (9.7) | (11.8) | (13.6) | |
| Net Finance Costs | (9.0) | (13.8) | (11.7) | |
| **Adjusted Profit before Tax** | **2.5** | **8.4** | **23.2** | 176% |
| Adjusted Income Tax Expense | (3.1) | (5.5) | (7.3) | |
| Non-Controlling Interests | (0.4) | (1.3) | (1.9) | |
| **Adjusted Net Income Group Share** | **(1.0)** | **1.6** | **14.1** | 769% |

#### Revenue

The Group delivered revenue of €126.8 million, a 20% year-over-year increase, driven by a solid performance across all business lines.

Tax Free Shopping Solutions delivered revenue growth of 22% year-over-year, reaching €93.7 million, benefiting from strong progression of Sales-in-Store[(5)]. Continental Europe reached €77.8 million, a 24% year-over-year increase, while Asia Pacific reached €16.0 million, a 15% year-over-year increase.

Payments delivered revenue of €24.4 million, a 12% year-over-year increase, outperforming nearly flat Sales-in-Store performance, predominantly driven by pricing increases.

Post-Purchase Solutions delivered revenue growth of 25% year-over-year, reaching €8.7 million, driven by a strong performance in the ZigZag business.

#### Contribution

Given the strong focus on variable cost optimization, the Group delivered a contribution of €97.7 million, a 25% year-over-year increase, and maintained a high level of contribution margin with Tax Free Shopping Solutions at 88%, FX Solutions at 94%, and Post-Purchase Solutions at 50%.

#### Adjusted EBITDA

Strong revenue growth together with Global Blue's high operating leverage profile resulted in an Adjusted EBITDA of €48.5 million, a 43% year-over-year increase. Adjusted EBITDA margin expanded by 5.9pts to 38.2%, with a 68% drop-through.

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## FY24/25 Financial Performance

| €M | FY22/23 | FY23/24 | FY24/25 | FY24/25 vs. FY23/24 |
|---|---|---|---|---|
| Revenue | | | | |
| Tax Free Shopping Solutions | 228.8 | 311.7 | 384.5 | |
| Payments | 61.8 | 83.0 | 93.2 | |
| Post-Purchase Solutions | 20.9 | 27.5 | 30.2 | |
| **Revenue** | **311.5** | **422.3** | **507.9** | ***20%*** |
| Variable costs | (78.8) | (100.4) | (112.3) | |
| **Contribution** | **232.7** | **321.9** | **395.6** | ***23%*** |
| Fixed costs | (154.8) | (173.3) | (193.2) | |
| **Adjusted EBITDA** | **78.0** | **148.7** | ***202.4*** | ***36%*** |
| ***Adjusted EBITDA Margin(%)*** | ***25.0%*** | ***35.2%*** | ***39.8%*** | ***+4.6pts*** |
| Adjusted Depreciation & Amortization | (36.7) | (39.4) | (50.0) | |
| Net Finance Costs | (36.6) | (50.3) | (55.2) | |
| **Adjusted Profit before Tax** | **4.7** | **59.0** | **97.2** | 65% |
| Adjusted Income Tax Expense | (10.6) | (25.1) | (33.0) | |
| Non-Controlling Interests | (2.1) | (7.0) | (9.3) | |
| **Adjusted Net Income Group Share** | **(8.1)** | **26.9** | **54.9** | 104% |

### Revenue

The Group delivered revenue of €507.9 million, a 20% year-over-year increase, driven by a particularly strong performance in Tax Free Shopping Solutions.

Tax Free Shopping Solutions delivered revenue of €384.5 million, a 23% year-over-year increase, benefiting from strong progression in Sales-in-Store. Revenue in Continental Europe reached €321.3 million, a 21% year-over-year increase, while revenue in Asia Pacific reached €63.2 million, a 35% year-over-year increase.

Payments delivered revenue of €93.2 million, a 12% year-over-year increase, ahead of the 4% growth in Sales-in-Store, driven by the increased margin on treasury gains and pricing evolution. Revenue in FX Solutions reached €43.4 million, a 6% year-over-year increase, while revenue in Acquiring reached €48.1 million, a 18% year-over-year increase, and revenue in the Hospitality Gateway business reached €1.7million, a 30% year-over-year increase.

Post-Purchase Solutions delivered revenue of €30.2 million, a 10% year-over-year increase.

### Contribution

Given the strong focus on variable cost optimization, the Group delivered a contribution of €395.6 million, a 23% year-over-year increase, and maintained a high level of contribution margin with Tax Free Shopping Solutions at 86%, FX Solutions at 94% and Post-Purchase Solutions at 56%.

### Adjusted EBITDA

The Group delivered Adjusted EBITDA of €202.4 million in FY24/25, a 36% year-over-year increase, reflecting strong revenue growth and the high operating leverage profile of the business. Adjusted EBITDA margin improved by 4.6pts to 39.8%, with a 63% drop-through. Consequently, there has been a continued improvement in the LTM Adjusted EBITDA to €202 million, up from €188 million in the previous quarter.

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5 Adjusted Profit before Tax The Group delivered Adjusted Profit Before Tax of €97.2 million in FY24/25, a 65% year- over-year increase. The strong growth reflects the increase in Adjusted EBITDA, partially offset by a €10.6 million increase in depreciation and amortization, largely attributed to increased capital expenditure in improving the technology base over the last two years, and a €4.9 million increase in net finance costs due to higher interest expenses during the period. Cash Flow, Balance Sheet, and Net Debt Adjusted EBITDA less capital expenditure increased by €42.2 million year-over-year to €151.5 million. This increase, combined with the normalization in Working Capital, and considering lease payments, interest and income tax, contributed to an increase in Free Cash Flow(6) of €34.9 million to €57.3 million vs. €22.4 million in the same period last year. As at March 31, 2025, Group Net Debt(7) decreased to €487.7 million, consisting of Gross Financial Debt of €611.5 million and Cash & Cash Equivalents of €123.8 million, resulting in a net leverage ratio of 2.4x, a significant improvement from 3.4x at March 31, 2024, and successfully achieving the Group long-term target of <2.5x early.

[1]The table below provides a reconciliation between Profit and Adjusted EBITDA.

| | For the three months ended March 31 | | For the twelve months ended March 31 | |
|---|---|---|---|---|
| **€M** | **2025** | **2024** | **2025** | **2024** |
| Profit for the period | 14.7 | (5.7) | 93.6 | 20.9 |
| *Profit margin (%)* | *11.6%* | *(5.4)%* | *18.4%* | *5.0%* |
| Income Tax Expense | 6.6 | 5.1 | 41.8 | 26.6 |
| Net Finance Costs | 11.7 | 14.1 | (0.7) | 50.3 |
| Exceptional Items* | 0.8 | 7.5 | 13.3 | 7.0 |
| Depreciation & Amortization | 14.7 | 12.9 | 54.4 | 43.8 |
| **Adjusted EBITDA** | **48.5** | **33.9** | **202.4** | **148.7** |
| ***Adjusted EBITDA Margin (%)*** | ***38.2%*** | ***32.3%*** | ***39.8%*** | ***35.2%*** |

**Exceptional Items consist of items which Global Blue does not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance.*

*[2]Drop-through refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line.*

*[3]Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA.*

*[4]Contribution refers to revenue less variable costs.*

*[5]Sales-in-Store refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates).*

*[6]The table below provides a reconciliation of Free Cash Flow.*

| **€M** | **FY24/25** | **FY23/24** |
|---|---|---|
| **Net increase / (decrease) in cash and cash equivalents** | **36.3** | **(153.1)** |
| Net payments / (proceeds) from loans and borrowings, and related costs | 4.2 | 204.7 |
| Net payments / (proceeds) from issuance of share capital, and related costs | 1.5 | (44.0) |
| Dividends | 2.8 | 3.2 |
| Net acquisitions of assets | (1.0) | (3.8) |
| Net foreign exchange difference | (2.9) | (0.3) |
| Acquisition of treasury shares | 3.4 | - |
| Payment of hedge instrument | 3.0 | - |
| Payments of NCI put options | 2.4 | |
| Other movements | 7.6 | 15.6 |
| **Free Cash Flow** | **57.3** | **22.4** |

*[7]The table below provide a reconciliation of net debt.*

| **€M** | **FY24/25** | **FY23/24** |
|---|---|---|
| **IFRS Net Debt** | **444.5** | **525.0** |
| Lease liabilities - repayable within one year | (12.1) | (8.8) |
| Lease liabilities - repayable after one year | (23.4) | (14.8) |
| Capitalized financing cost | 23.6 | 23.8 |
| Gain from debt modification | 55.9 | - |
| Borrowings – repayable within one year | (0.8) | (0.9) |
| **Net Debt** | **487.7** | **524.3** |

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7 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. ANNUAL REPORT Global Blue’s Annual Report on Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at Global Blue Group Holding AG - Investor Relations. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's audited financial statements, free of charge by requesting a copy from the Company contact below. FOR FURTHER INFORMATION Virginie Alem, Chief Marketing Officer, valem@globalblue.com Roxane Dufour, Group CFO, rdufour@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including the potential closing of the proposed acquisition of Global Blue and considerations related to such transaction, political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 53 countries, in three industries: Tax Free Shopping, Payments and Post- Purchase solutions. With over 2,000 employees, Global Blue generated €32.9bn Sales-in-Store and €507.9M revenue in FY 2024/25. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue